October 26, 2005

Mr. William Bennett
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         Re:      Stone Mountain Resources, Inc.
                  Amendment No. 3 to Registration Statement on Form SB-2 Filed September 29, 2005
                  File No. 333-123735

Dear Mr. Bennett:

We represent Stone Mountain Resources, Inc. ("Stone Mountain"). We are in receipt of your letter dated October 25, 2005 regarding the above referenced filing and the following are our responses:

1. The financial statements filed in this amendment should be revised to include audited annual financial statements as required by Item 310(a) of Regulation S-B, including the audit report dated May 18, 2005.

         Answer: The SB-2 has been amended to include the audited annual financial statements and the audit report dated May 18, 2005, as required by Item 310(a) of Regulation S-B.


Very truly yours,

ANSLOW & JACLIN,

By: /s/  Gregg E. Jaclin
-----------------------------
         GREGG E. JACLIN